October 16, 2018

Romulus Barr
Chief Executive Officer
Assisted 4 Living, Inc.
2382 Bartek Pl.
North Port, FL 34289

       Re: Assisted 4 Living, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 9, 2018
           File No. 333-226979

Dear Mr. Barr:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2018 letter.

Amendment No. 2 to Form S-1 filed October 9, 2018

Description of Securities, page 18

1. We partially reissue prior comment 6. Please provide the disclosure required by Item
       201(a)(2)(ii) of Regulation S-K
Results of Operations,, page 24

2. We reissue prior comment 8. Please clarify the source of your revenues described in this section.
 Romulus Barr
Assisted 4 Living, Inc.
October 16, 2018
Page 2
Executive Compensation, page 29

3. We note the disclosure in the related transactions disclosure on page 29 that the company paid $4,500 in management fees to its officers and directors for the year ended November
       30, 2017. Please reconcile with the Summary Compensation Table, which only reflects
       $3,500 in compensation.
Recent Sales of Unregistered Securities,, page II-3

4. Please address the facts relied upon to make the applicable exemptions available, including the sophistication of the investors, as requested in prior comment 15.
      You may contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel, at
202-551-3357 with any questions.



                                                            Sincerely,

FirstName LastNameRomulus Barr                              Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameAssisted 4 Living, Inc.
                                                            Mining
October 16, 2018 Page 2
cc:       James Parsons, Esq.
FirstName LastName